November 16, 2021
VIA EDGAR
Ms. Maryse Mills-Apenteng
Ms. Pam Long
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: D.R. Horton, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2020
Filed November 20, 2020
Response dated September 29, 2021
File No. 001-14122

Dear Ms. Mills-Apenteng and Ms. Long:

On behalf of D.R. Horton, Inc. (the "Company," "we" or "our"), I am writing in response to your letter dated October 26, 2021, setting forth additional comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filing and the Company's response letter dated September 29, 2021. For your convenience, the full text of the Staff’s comment is reproduced below together with the Company’s response thereto.

FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2020

1.Refer to prior comment 1. Please tell us in quantified terms what your capital expenditures for climate related projects were for the years ended September 30, 2020 and September 30, 2021. In your response, please describe the nature of the climate-related projects you considered, including any planned future expenditures, and explain how you determined that the amounts were not material.

Response: During the years ended September 30, 2021 and 2020, we have evaluated potential investments in solar- and wind-related clean energy projects. We are still performing due diligence and have expended less than $200,000 related to these projects. The determination of any future planned investment related to these projects will depend upon the results of our due diligence. We determined the due diligence expenditures related to these projects were immaterial since they were less than 0.004% of our consolidated pre-tax income for fiscal year 2021.

We consider these clean energy projects to be our only climate-related capital projects. As discussed in comment 2 below, we use a variety of energy efficient materials in the construction of the homes we sell. The costs of these materials and the extent to which they are used vary across our operating markets and are a normal part of our ongoing operations. We do not consider the cost of energy efficient materials in our homes as capital expenditures for climate-related projects.

2.Your response to prior comment 2 states that you have not experienced material indirect consequences of climate-related regulation or business trends and that you do not believe that they are reasonably likely to have a material impact on the specific aspects of your business that you referenced. It appears that your response is conclusory in nature and does not adequately address the individual items in our prior comment. Please describe the climate-related regulations or business trends and the indirect consequences from them that you considered in your analysis and explain how you concluded they were not material.

Securities and Exchange Commission
November 16, 2021

Response: In our previous response, we noted climate-related regulations and business trends had no material impact on the products used in our homes, the demand for our homes, our costs or profit margins, the availability of our land development and homebuilding projects or our business reputation. We believe the most prevalent climate-related regulation and business trend in the homebuilding industry relates to improving the energy efficiency of new homes, which reduces the cost of owning a home by lowering the utility costs of homeowners and can contribute to reducing greenhouse gas emissions by reducing energy demand over the life of the home. This industry trend has been supported by the New Energy Efficient Homes Credit, which provides federal income tax credits to homebuilders who sell new homes that meet the energy efficient certification required by Internal Revenue Code Section 45L – New Energy Efficient Homes Credit ("IRC Section 45L"). We estimate that approximately 60% of our 81,965 homes closed during fiscal 2021 will be certified to meet the energy efficient certification required by IRC Section 45L, and in fiscal 2020 approximately 50% of our 65,388 homes closed met this energy efficient certification. We recognized $116.3 million and $93.4 million of tax benefits related to energy efficient home credits in fiscal year 2021 and 2020, respectively.

We consider the cost of all materials used in our homes, including energy efficient materials, to be a normal part of our ongoing operations and any increased use of energy efficient materials used in our homes did not have a material impact on our operations. The materials used in our homes are impacted by local regulations and building codes and vary across the 31 states and 98 markets in which we operate. Also, the available supply of certain materials and customer preferences for those materials vary across our markets. The energy efficiency of our homes is not typically a noticeable factor impacting homebuyer demand, as many other factors, such as the home price, location and quality of schools, are typically significantly more important drivers of homebuyer demand. Including certain energy efficient materials in our homes may increase the cost of the home. However, in recent years any increased costs related to these materials have been insignificant to the total cost of our homes, and due to strong housing market conditions, the average selling price of our homes has increased faster than the average cost of our homes, resulting in increases in the gross profit margins of our homebuilding operations.

Based on the above discussion, we do not believe that climate-related regulations or business trends or any indirect consequence from them had a significant impact on the results of our operations. We considered this within the context of our overall materiality levels. In fiscal 2021 and 2020, we generated consolidated revenues of $27.8 billion and $20.3 billion and pre-tax income of $5.4 billion and $3.0 billion, respectively. We consider amounts greater than 5% of pre-tax income to be material to investors. To address each individual item from the second comment in your letter dated September 15, 2021 we have reproduced your comment and offer the following responses below:

To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
a.decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
During fiscal 2021 and 2020, demand for our homes was strong. We are not aware of any decrease in demand for our homes based on greenhouse gas emissions or related to carbon-based energy sources used in the materials of our homes. During fiscal 2021 and 2020, we closed 81,965 and 65,388 homes, respectively, the two highest volume years in the Company’s history.
b.increased demand for goods that result in lower emissions than competing products;
We are not aware of any impact to our operations from increased demand for goods that result in lower emissions than competing products.
c.increased competition to develop innovative new products that result in lower emissions;
We are not aware of any impact to our operations from increased competition from other builders or building material manufacturers resulting from their development of new innovative products having lower emissions. Also, we are not aware of any impact to our business operations from any of our suppliers that may be experiencing increased competition related to developing new innovative products that result in lower emissions.

Securities and Exchange Commission
November 16, 2021

d.increased demand for generation and transmission of energy from alternative energy sources; and
We are not aware of any increased demand for the generation and transmission of energy from alternative energy sources that impacted our business operations.
e.any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
We are not aware of any adverse impact to our reputation that has resulted from our operations or products that produce material greenhouse gas emissions.

3.Refer to prior comment 3. You state that you disclosed in a risk factor that weather conditions and natural disasters could adversely affect your business; however, your response does not appear to discuss the significant physical effects of climate change on your operations and results. Accordingly, please discuss the physical effects of climate change on your operations and results or explain in greater detail how you concluded that such effects have been, and are expected to continue to be, immaterial to your operations and results. In order to help us assess your response, please provide a quantification of weather-related damages to your property or operations, a discussion of how weather related impacts have affected or may affect your customers and suppliers and a discussion of any weather-related impacts on the cost or availability of insurance.

Response: Throughout the Company’s 43-year history we have experienced climate-related weather events such as hurricanes, tornadoes, hailstorms, flooding and winter snow/ice storms in certain markets that impacted the Company’s operations. Each of these weather events has been local in nature and has affected only a limited number of our markets. The damages related to all of these events throughout our history have been insignificant to the Company’s results of operations, and the impact of climate-related events on our operations in recent years has been similar to other times in the past. Weather impacts typically result in temporary delays in production and short-term impacts on our sales and closings activity in the affected markets, with no long-term sustained impact. We estimate that damages to our properties from weather related incidents, primarily hurricane and hail damage, in fiscal 2021 and 2020 together totaled less than $10 million, which is immaterial to our results, and a large portion of these losses were covered by our builders risk insurance policies. See our response to comment 2 above for a description of our evaluation of materiality. We do not believe weather related impacts have affected our suppliers or customers other than temporary delays in production that were limited to the affected markets or individual communities. These weather events did not significantly impact the cost or availability of insurance.

4.In response to prior comment 4 you state that you currently have no pending litigation related to climate change and that you will "adjust your risk factor disclosure as necessary" to reflect the potential for litigation risks. Please tell us how you considered providing disclosure at this time addressing the possibility of climate-related litigation and its potential impact.

Response: In our previous response we stated the following:

We currently have no pending litigation related to climate change. As we evaluate our risk factor disclosures for inclusion in our Form 10-K for the fiscal year ending September 30, 2021, we will adjust them as necessary to reflect the potential for future litigation risks, changes in regulations and future non-compliance with rules and regulations related to climate change.

Because we have no pending litigation related to climate change and no indications that there will be litigation in the near future related to climate change, we have concluded it is not necessary to specifically disclose potential litigation risk related to climate change in our Form 10-K for the fiscal year ending September 30, 2021.

Securities and Exchange Commission
November 16, 2021

5.Your response to prior comment 5 states that the compliance costs related to climate change you have incurred are not material to your financial position or results from operations and that you do not reasonably expect such costs to be material in the foreseeable future. Please tell us about the compliance costs you have incurred and explain how you concluded the related amounts were not material.

Response: We have not incurred any direct compliance costs related to climate change, other than those incurred in the ordinary course of our business to comply with existing regulations applicable to our development and construction activities, which we determined were not material to our business as described in our response to comment 2 above. We are not able to separately identify or track the specific climate-related compliance costs imbedded in the costs of our development and construction activities.

We will disclose the following related to potential increased costs from changes in regulations and future non-compliance with rules and regulations related to climate change in our Risk Factors in our Form 10-K for the fiscal year ending September 30, 2021.

Recently, there has been growing concern from advocacy groups, government agencies and the general public over the effects of climate change on the environment. Transition risks, such as government restrictions, standards or regulations intended to reduce greenhouse gas emissions and potential climate change impacts, are emerging and may increase in the future in the form of restrictions or additional requirements on land development and home construction in certain areas. Such restrictions and requirements could increase our operating and compliance costs or require additional technology and capital investment, which could adversely affect our results of operations. This is a particular concern in the western United States, where some of the most extensive and stringent environmental laws and residential building construction standards in the country have been enacted, and where we have business operations. We believe we are in compliance in all material respects with existing climate-related government restrictions, standards and regulations applicable to our business, and such compliance has not had a material impact on our business. However, given the rapidly changing nature of environmental laws and matters that may arise that are not currently known, we cannot predict our future exposure concerning such matters, and our future costs to achieve compliance or remedy potential violations could be significant.

If you have any questions or comments regarding the foregoing, please contact Bill W. Wheat, Executive Vice President and Chief Financial Officer of the Company, by telephone at (817) 390-8200 or by email at bwheat@drhorton.com or Thomas B. Montaño, Corporate and Securities Counsel of the Company, by telephone at (817) 390-8200 or by email at tbmontano@drhorton.com.
Thank you for your attention.

Sincerely,
/s/ BILL W. WHEAT
Bill W. Wheat

cc:	Thomas B. Montaño, Esq., D.R. Horton, Inc.
Robyn Zolman, Esq., Gibson, Dunn & Crutcher LLP